UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDERTHE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                             (SOUTHEAST AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México (Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor
Col. Lomas de Chapultepec
                              11000 México, D.F.
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes       No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .)

ASUR’s COO TO LEAVE POSITION AT YEAR-END
FOR PERSONAL REASONS

Mexico City, November 7, 2002 – Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BVM: ASUR) (ASUR), announced today that Maria Felisa Perez Luengo, the Company’s Chief Operating Officer, will leave her position effective December 31, 2002. Mrs. Perez served as ASUR’s chief operating officer since 2001 and was instrumental in the construction of the new commercial centers opened at Cancun, Merida and Cozumel airports and the conclusion of these works on schedule.

Mrs. Perez is moving back to Europe for personal reasons. There she will join Ferrovial Aeropuertos, a subsidiary of the Spanish group Ferrovial, effective January 1, 2003. Ferrovial is also the parent company of Cintra Concesiones de Infraestructura de Transporte, S.A. de C.V., one of ITA’s shareholders.

ASUR has already launched a search for candidates to present to its strategic partner ITA and the ASUR’s Board’s Nominations and Compensations Committee.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

— ENDS —

SIGNATURES

        Pursuant to t he requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V. By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: November 8, 2002